MANAGEMENT~{!/~}S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003, 2002 and 2001.

The following management discussion and analysis is for the quarter ended June 30, 2004 and includes relevant information up to August 11, 2004 (~{!0~}Report Date~{!1~}). Additional information relating to the Company, including the Company~{!/~}s AIF, is on SEDAR at www.sedar.com.

Exploration Activities and Outlook

The second quarter was one of the most eventful periods in the 20-year history of Atna.

On June 14, the company announced that it had signed a binding term sheet with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation) to acquire up to a 100% interest in its Pinson Gold Mine in Humboldt County, Nevada. The Pinson property fulfils Atna~{!/~}s strategic objective of acquiring a ~{!0~}flagship~{!1~} property with near term resource development potential. Pinson was mined for gold until 2000 producing nearly 1,000,000 ozs. of gold from an open pit mine. Over 200 holes drilled from 1997 through 2003 by Barrick, indicate excellent potential for developing high-grade underground resources in several target areas extending below the open pits. Pinson is an advanced stage exploration project that enhances and complements the growing portfolio of gold exploration properties assembled in northern Nevada by Atna over the past 2 years.

On May 31, the Company announced an agreement to sell its minority stake in the Wolverine Joint Venture to Expatriate Resources Ltd. (~{!0~}Expatriate~{!1~}) for cash, shares and a royalty interest. Consolidating the Wolverine silver-zinc-copper-gold-lead deposit under one owner should add value to the project and facilitate financing for further development. Atna received the initial cash payment of $1,000,000 against a $2,000,000 cash payment due before mid-December, 10,000,000 Units in Expatriate (consisting of one common share and one-half common share purchase warrant exercisable at $0.32 for each whole warrant for two years), and a net proceeds royalty from the sale of silver and gold indexed to the price of silver: 4% when the silver price is greater than $5.00/oz increasing to 10% when the silver price exceeds $7.50/oz. The transaction will preserve substantial upside exposure to success in the project for Atna shareholders while significantly reducing our financial, project, and management risk.

The sale of Wolverine, subject to Expatriate~{!/~}s completion of the terms of the Agreement, and the acquisition of Pinson effectively complete the transition of Atna from a base metal player in the Yukon to a leading gold exploration and development company in Nevada. We expect to finalize a definitive agreement with Pinson and to have drilling on the property well under way to define a resource within the 3rd quarter.

Exploration field work, including geological mapping and geochemical surveys, was initiated on Atna~{!/~}s properties in the historic Jarbidge gold/silver mining district in northern Nevada. U.S. Forest Service personnel have visited our work sites as part of their due diligence review of Atna~{!/~}s permit application for a drill program planned during the current field season.

Agreement was reached with Prospector Consolidated Resources Inc. (~{!0~}PRR~{!1~}) to combine each company~{!/~}s Beowawe properties on the Cortez trend and adjacent to Newmont~{!/~}s Mule Canyon Mine. PRR may earn a 60% in Atna~{!/~}s properties by spending US$750,000 and issuing 1,800,000 shares to Atna over the next 3 years and will grant a 40% interest in its properties to Atna upon completion of the earn-in. The total land position is approximately 5,000 acres (7.5 square miles) in a strategic area with known gold and epithermal vein mineralization. Drill permits are in place and drilling will begin as soon as PRR completes its financing to conclude the agreement.

Atna has been advised by its partner, Grandcru Resources Corporation (~{!0~}Grandcru~{!1~}), that it has budgeted US$450,000 to explore Atna~{!/~}s Clover property in the current year. Grandcru has submitted permit applications to the U.S. Bureau of Land Management to drill 31 holes to extend zones of high grade gold mineralization reported from previous drilling, to determine the source of high-grade boulders of float, and to test several other compelling exploration targets on mineralized veins and geochemical anomalies defined by their compilation and field work. Grandcru may earn a 55% interest in the property by spending US$2.5 million on exploration over a four-year period. They may increase their interest to 70% by completing a bankable feasibility study.

Great Basin Gold Ltd. completed a five drill hole program on Atna~{!/~}s Golden Cloud property and subsequently advised Atna that they are terminating their option and returning the property. Atna will review the data when it is received and determine its future course of action with respect to the property.

The bulk of Atna~{!/~}s program during the third quarter of 2004 will focus on our promising Pinson and Jarbidge projects. Atna continues to review and evaluate new opportunities and to generate new projects in the Nevada Gold Province and elsewhere.

Operations Results

Three months ended June 30, 2004 compared to three months ended June 30, 2003

For the three months ended June 30, 2004, the Company incurred a loss of $1,569,304 ($518,004 for 2003), resulting in basic and diluted loss per share of $0.05 ($0.02 for 2003). The difference between 2004 and 2003 is mainly attributable to:

o

The loss of $1,356,559 recognized in the current period related to the agreement to sell of the Company~{!/~}s minority interest in the Wolverine joint venture to Expatriate Resources Ltd. (see note 5b of the Notes to the Interim Consolidated Financial Statements – June 30, 2004).

o	Grant of 425,000 directors and employees stock options resulting in a non-cash stock-based compensation expense of $36,210 ($nil in 2003).

o	Increased rent and service expenses of $11,949 due to the Company~{!/~}s head office move to a new location and to a new office set-up in Nevada, USA, which occurred in March 2004.

o	Decrease of $104,275 in general exploration and business development expenses due primarily to the decreased activities in Chile and Mexico.

o	Decrease in wage and benefit expenses due primarily to the buyout of employment contracts in 2003.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

The Company~{!/~}s net loss for the six months ended June 30, 2004 was $1,881,447 or $0.06 per share, compared to a net loss of $1,021,484 or $0.05 per share during the same period in 2003. Excluding the impact from the disposition of assets ($1,400,013 in 2004; $17,295 in 2003), from foreign exchange ($47,786 gain in 2004; $63,734 loss in 2003) and from the stock-based compensation expenses ($89,930 in 2004; $nil in 2003), the loss from operations decreased to $439,290 during the current interim period from $940,455 in 2003 due mainly to the decrease in non-capitalized general exploration activities in Chile and Mexico in 2004, and due to a decrease in the wage and benefit expenses resulting from the buyout of employment contracts in 2003.

The Company granted a total of 825,000 stock options and reported a non-cash stock-based compensation expense of $89,930 ($nil in 2003) during the current interim period.

Investing and Financing

The Company spent $378,706 during the current interim period in acquisition and exploration expenditures on properties owned or subject to acquisition agreements in good standing. During the current interim period, the Company issued an aggregate of 30,000 common shares at a deemed price of $0.53 per share to acquire an exploration property in Nevada. It received shares from its joint venture partners (Pacific Ridge Exploration Ltd. and Grandcru Resources Corporation) with deemed value of $85,000 as option payments pursuant to the terms of property acquisition and option agreements.

During the six months ended June 30, 2004 the Company received $92,500 from the exercise of 360,000 stock options, at prices ranging from $0.22 to $0.29 per share.

Summary of Quarterly Results

Results for the eight most recent quarters ending with last quarter for the three months ended on June 30, 2004.

For the quarterly periods	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
ending on:	$	$	$	$

Total Revenues	Nil	Nil	Nil	Nil

Loss before adjustments	206,249	233,041	220,211	222,860

Loss for the period	1,569,304	312,143	512,657	230,795

Basic loss per share	0.05	0.01	0.02	0.01

For the quarterly periods	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002
ending on:	$	$	$	$

Total Revenues	Nil	Nil	Nil	Nil

Loss before adjustments	483,868	456,587	680,778	716,312

Loss for the period	518,004	503,480	1,859,422	1,069,705

Basic loss per share	0.02	0.02	0.09	0.05

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include: adjustment of the Company~{!/~}s carrying cost of the Wolverine joint ventures to net realizable value; reporting of non-cash stock based compensation expenses; write down of mineral property costs; write down of Chile~{!/~}s Value-added tax receivable; and settlement of employment contracts.

Liquidity and Capital Resources

The Company~{!/~}s cash and cash equivalents increased from $3,691,757 to $3,979,770 from December 31, 2003 to June 30, 2004, a difference of $288,013. The increase was due to an initial cash payment of $1,000,000 received from Expatriate Resources Ltd. related to the sale of the Company~{!/~}s 39.4% minority interest in the Wolverine Joint Venture. In order to close the transaction, Expatriate is obligated to make a further $1,000,000 cash payment to the Company in December 2004. The Company had a net working capital position of $4,063,278 at June 30, 2004 ($3,704,283 at December 31, 2003).

The Company signed a binding term sheet with Pinson Mining Company (~{!0~}Pinson~{!1~}) wherein the Company may acquire up to 100% interest in the Pinson Mine Property, Humboldt County, Nevada. Pursuant to the term sheet, the Company commits to spend US$1.5 million in the first year of the agreement. The Company~{!/~}s current net working capital position provides it with sufficient liquidity to meet its commitment in this transaction and its working capital requirements and property maintenance costs in 2004.

The Company continues to carry out exploration of its mineral properties and to review new prospects and opportunities. The Company expects to obtain financing in the future primarily through joint venturing, optioning its properties, and through further equity and/or debt financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its properties.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date

Issued & Outstanding shares at August 11, 2004	30,584,667

Employees Stock Options	2,135,000	$0.22 - $0.50	09/20/04 to 04/05/07

Warrants	4,526,550	$0.45 - $0.74	12/16/04 to 04/19/05

Agent's Warrants	657,100	$0.425	12/16/04

Fully diluted at August 11, 2004	37,903,317

Forward Looking Statements

This discussion includes certain statements that may be deemed ~{!0~}forward-looking statements~{!1~}. All statements in this discussion, other than statements of historical facts, that address future exploration drilling, exploration activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.